Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 333-172899

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy and Duke Energy caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of Progress Energy’s and Duke Energy’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed by Duke Energy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Duke Energy and Progress Energy and that also constitutes a prospectus of Duke Energy. The Registration Statement was declared effective by the SEC on July 7, 2011. Duke Energy and Progress Energy mailed the definitive joint proxy statement/prospectus to their respective shareholders on or about July 11, 2011. Duke Energy and Progress Energy urge investors and shareholders to read the Registration Statement, including the joint proxy statement/prospectus that is a part of the Registration Statement, as well as other relevant documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Our Company” by clicking on “Investor Relations,” then by clicking on “Corporate Profile” and then by clicking on “SEC Filings.”

The following is a transcript of a video message delivered to Progress Energy employees on August 11, 2011.

Rachel: Hi it’s Rachel. And today I’ve brought Mark Mulhern, our CFO, to help explain a term you’ve probably been hearing lately: Reverse Stock Split. Our merger agreement with Duke Energy provides for a reverse stock split, and it’s scheduled to go into effect immediately prior to the merger closing.

So Mark, let’s start with a definition. What exactly is a reverse stock split?

Mark: OK. A reverse stock split is a method used by a corporation to reduce its number of shares outstanding, while increasing proportionately the per-share price. It’s the opposite or reverse of a stock split, where the total number of outstanding shares is increased. This process is not meant to change the aggregate value of outstanding shares, only the value of the individual shares.

Rachel: Wow. That sounds complicated. Let’s see if I can give an example. Say, I own 10 shares of a company – each one valued at 1 dollar. So my total investment is worth $10.

Mark: Right.

Rachel: But let’s say the company decides on a 1 for 2 reverse stock split. That means that for every two shares I used to own, I now have just one. So instead of 10 shares, I now own 5.

Mark: Exactly. And instead of each one being worth $1, each is now worth $2. Your total investment is still worth $10. The only thing that has changed is the way you get to that total. 10 $1 shares or five $2 shares – it’s the same thing.

Rachel: But what about my dividend?

Mark: Your dividend works the same way. Assuming the dividend holds steady, if each of those $1 shares earned 10 cents a year – then your new $2 shares earn 20 cents.

Rachel: So if a reverse stock split doesn’t change a company’s overall value, why is it being proposed as part of the merger?

Mark: Several reasons. One: If there were no reverse split, Duke Energy would have more than 2 billion outstanding shares of stock after the merger. This would be cumbersome to track and manage. By comparison, the average number of outstanding shares for a company in the utility industry is approximately 400-500 million. By consolidating the shares, the number of outstanding shares is reduced— which is more efficient and puts the new company more in line with its peer utilities. Rachel: So the reverse split reduces the overall share count.

Mark: Right: Also, with fewer outstanding shares, the reverse stock split increases the stock price, which is expected to bring the new company’s stock price in line with its peer companies.

Rachel: Got it.

Mark: And finally, with fewer outstanding shares, the earnings per share increases.

Rachel. OK. Anything else I need to know?

Mark: Just that for the merger, the proposed ratio is a 1 for 3 reverse split. So the numbers will be different than the example we’ve given here, but the principle is the same.

Rachel: Now, to sum it all up, a reverse stock split by itself should not change the value of my investment or my dividend. Is that right?

Mark: That’s right.

Rachel: Great. And if you want to learn more about the stock conversion and the proposed 1 for 3 reverse stock split, you can visit the Integration SharePoint site. Thank you Mark for your time!